Exhibit 99.6

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE April 9, 2013

ITEM 3.	NEWS RELEASE

A news release was disseminated on April 9, 2013 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s financial results for the three and six months ending February 28, 2013. For details of the February 28, 2013 Condensed Consolidated Interim Financial Statements (“Financial Statements”) and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may request a copy of the complete February 28, 2013 Financial Statements from the Company free of charge.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s financial results for the three and six months ending February 28, 2013. For details of the February 28, 2013 Condensed Consolidated Interim Financial Statements (“Financial Statements”) and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may request a copy of the complete February 28, 2013 Financial Statements from the Company free of charge.

The Company’s cash position at February 28, 2013 was $186.82 million, including approximately $22.30 million in restricted cash. At April 9, 2013 the Company’s cash position is approximately $196 million, including approximately $22 million in restricted cash. The company holds cash in both Canadian dollars and South African Rand and changes in the exchange rate may create variance in the cash holdings reported in Canadian dollars. All amounts herein are reported in Canadian dollars unless otherwise specified.

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The Company obtained credit approval for a US$260 million project loan facility on December 6, 2012 and closed a $180 million equity financing on January 4, 2013 (details below).

In January 2013, Platinum Group expanded its construction efforts on its 74% owned WBJV Project 1 Platinum Mine in South Africa from the Phase 1 development of twin underground declines to surface infrastructure construction for a mill and a second set of twin underground declines. The Company also increased its drilling program on the Waterberg Platinum project with 15 drill rigs. These programs continue at this time.

Highlights For The Quarter Ending February 28, 2013

On December 6, 2012 the Company announced that a syndicate of lead arrangers had obtained credit committee approval for a US$260 million Project Loan Facility for the construction of the Project 1 Platinum Mine. The credit approval is not subject to further syndication prior to closing. Closing and draw down of the loan facility is subject to the negotiation and execution of final documentation and satisfaction of conditions precedent.

On December 10, 2012 and December 12, 2012 the Company announced and then priced an offering of 225,000,000 common shares at a price of $0.80 per common share, for aggregate gross proceeds of $180,000,000. Closing of the offering occurred on January 4, 2013 for net proceeds to the Company of $169,246,000, after underwriters’ fees and the estimated expenses of the offering.

On February 1, 2013 the Company published an updated inferred mineral resource estimate on the Waterberg Joint Venture area covering the first 2.8km of T-layer and 5.4km of F-layer strike length starting from the southern boundary of the property position. On March 18, 2013 the Company filed the associated National Instrument 43-101 technical report entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa”.

A US$100 million Phase 1 development program at Project 1 was approximately 95% complete at February 28, 2013. Subsequent to the end of the second quarter, on March 28, 2013, a major milestone for the Company was reached when the sinking of the twin Phase 1 declines at the north location intersected the Merensky Reef at approximately 1,100 metres linear as planned. Stockpiling of Merensky ore has now begun. Substantial surface infrastructure has also now been constructed on site. Major milling components for the concentrator have been ordered subsequent to quarter end.

Results For The Period

During the six months ended February 28, 2013, the Company incurred a net loss of $1.63 million (February 29, 2012 – loss of $4.82 million). General and administrative expenses during the period amounted to $4.22 million (February 29, 2012 - $3.44 million), gains on foreign exchange, due to movement in the Rand during the period, were $1.52 million (February 29, 2012 – loss $1.45 million), while stock based compensation expense, a non-cash item, totalled $1.16 million (February 29, 2012 -$1.94 million). Finance income consisting of interest earned and property rental fees in the six months amounted to $2.57 million (February 29, 2012 - $2.16 million). Loss per share for the period amounted to $0.00 per share, as compared to a loss of $0.01 per share for the comparative period of fiscal 2012.

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Accounts receivable at February 28, 2013 totalled $8.65 million while accounts payable and accrued liabilities amounted to $8.05 million. Accounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa and funds due from Restricted Cash for expenditures on Project 1. Accounts payable included accrued professional fees, contract construction fees, drilling expenses, engineering fees and regular trade payables for ongoing exploration and development costs and administration.

Total expenditures by the Company for development and purchases of property and equipment for Project 1 during the six months ended February 28, 2013 totaled $25.94 million, before including the effects of foreign currency exchange rate fluctuations. Expenditures by the Company during the six month period for exploration on Waterberg were approximately $7.22 million, of which $2.62 was funded by joint venture partner the Japan Oil, Gas and Metals National Corporation (“JOGMEC”).

On February 13, 2013, Moshiko Molepo, a surface worker, was involved in an incident with a moving truck and subsequently died while under medical care. Our sympathies go out to his family and friends. We continue to endeavor to improve our safety on site and this is our number one priority.

Outlook

The completion of a $180 million equity financing and the credit approval for a US$260 million project loan launched the Company into Phase 2 construction for the WBJV Project 1 and provides the Company’s share of a US$10 million exploration budget for the Waterberg.

At Project 1, construction and development is proceeding at pace. Engineering, procurement, construction and management (“EPCM”) contractor DRA Mining Pty Ltd. (“DRA”) was engaged as EPCM contractor in January for commencement of Phase 2, including mill construction. Underground mining contractor JIC Mining Services continues their work on the north declines and has now begun work on the south declines. Surface work continues with the construction of the mill and concentrator laydown areas and Eskom substations. On April 9, 2013 the WBJV Project 1 Platinum Mine operating company was issued a Section 54 stop work order for the north twin declines underground following a normal inspection by the Mines Inspector. The order cites two underground bolt locations, underground scaling support, explosives control and supervision. The Company is working diligently and co-operatively with the Department of Mineral Resources of the Government of South Africa (“DMR”)to make a presentation appealing for the lifting of the order in the next 10 days. Work on surface construction and underground development of the South area twin declines continues.

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At Waterberg, 15 rigs are drilling on the Waterberg Joint Venture area. Drilling is focused on the 16 km2 up-dip expansion license granted to the Company and announced January 22, 2013. Another updated resource estimate for Waterberg is expected in July of 2013. Assay results for many holes are pending at this time. A US $10.0 million program has been approved for calendar 2013 at Waterberg by the joint venture partners for drilling, geophysics and the completion of a preliminary economic assessment report.

During February and March of 2013 the Company received letters from the DMR advising the Company that prospecting right applications comprising the 665 square kilometres Waterberg Extension area and a further 102 square kilometres within the Waterberg Joint Venture area have been accepted. Formal grant of the prospecting rights is now subject to the completion and filing of appropriate environmental management plans and reports on consultation with interested and affected parties. These requirements are normal course. Upon final approval of these filings, the Company will be able to conduct step-out drilling northerly along the projected strike extension of the known Waterberg deposit area. The Waterberg Extension area, where the Company owns an 87.5% effective interest, is adjacent to the North and East of the joint venture area with JOGMEC.

In late March and early April 2013 the Company conducted a Fugro differential gravity and magnetic airborne survey in the Waterberg Region. Approximately 3,200 line kilometres were flown at 100 metre and 200 metre spacing over and along strike from the known deposit area.

The Company’s key business objectives for 2013 and into 2014 will be to continue with the underground development and mine construction at Project 1 and to continue exploration at Waterberg. Closing and draw down of the planned project loan facility is expected to fund the completion and commissioning of Project 1.

The Company will invest from current cash on hand for the ongoing Phase 2 construction. Work to complete final loan documentation and final off-take agreements is in process. Plant and facility construction and commissioning are estimated to take until late 2014 to complete. Full commercial production at steady state is estimated to occur after a two year ramp-up period subsequent to the commissioning of the plant.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s main asset is a 74% interest in Project 1 near Rustenburg, South Africa, where a Phase 1 construction budget of US $100 million is nearing completion and Phase 2 construction is in progress. Project 1 has an estimated steady state production of 275,000 ounces per year of platinum group metals. Platinum Group also has active exploration programs and a new platinum deposit discovery, near surface at the Waterberg joint venture in South Africa. Waterberg is in joint venture with the Japan Oil, Gas and Metals National Corporation.

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Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”
CFO and Director

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the closing, drawdown, the satisfaction of certain conditionals precedent and the expected maturity date of the project loan facility, the completion of formal agreements relating to off-take on Project 1, use of net proceeds of the Offering, the completion of an updated resource estimate for Waterberg, the expected grant of exploration permits at Waterberg, commencement and completion of Phase 2 development at Project 1, the timing of first ore production and concentrate sales, and further exploration and development on the Company’s properties. In addition, the results of the 2009 UFS may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete formal agreements relating to off-take on Project 1; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

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ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102 N/A

ITEM 7.	OMITTED INFORMATION N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

April 9, 2013

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